Product supplement no. 14-I
To prospectus dated November 14, 2011 and
prospectus supplement dated November 14, 2011

Registration Statement No. 333-177923
Dated December 16, 2011
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Reverse Exchangeable Notes Linked to a Fund

General

- JPMorgan Chase & Co. may from time to time offer and sell reverse exchangeable notes linked to a fund, which we refer to as the Fund. This product supplement no. 14-I describes the terms that will apply generally to the notes, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe the terms that apply to specific issuances of the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. A separate underlying supplement or the relevant terms supplement will describe any fund to which the notes are linked. If the terms described in the relevant terms supplement are inconsistent with those described in this product supplement or in any related underlying supplement, or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.
- The notes are senior unsecured obligations of JPMorgan Chase & Co. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- We will pay interest at the interest rate specified in the relevant terms supplement. However, **the notes do not guarantee any return of principal at maturity**. Instead, the payment at maturity will be based on the performance of the Fund during the term of the notes. In addition, under the circumstances described below, for each note, instead of the principal amount of the notes, you may receive at maturity, in addition to any accrued and unpaid interest, the Cash Value (as defined below) based on the Final Share Price of one share of the Fund. **The Cash Value will be less than the principal amount of your notes and may be zero.**
- For important information about tax consequences, see "Material U.S. Federal Income Tax Consequences" beginning on page PS-32.
- Minimum denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.
- Investing in the notes is not equivalent to investing in the Fund or, if applicable, the index the performance of which the Fund seeks to track, which we refer to as the Underlying Index, or any of the equity securities, commodities or commodity futures contracts, as applicable, held by the Fund or, if applicable, included in the Underlying Index.
- The notes will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

Key Terms

Fund:	The Fund as specified in the relevant terms supplement (the "Fund"). We refer to the Fund that is designed to track a commodity index or primarily invests in commodities or commodity futures contracts as the "Commodity Fund."
Underlying Index:	If applicable, an index, the performance of which the Fund seeks to track, as specified in the relevant terms supplement (the "Underlying Index")
Payment at Maturity:	The payment at maturity in excess of any accrued and unpaid interest, will be based on the performance of the Fund specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, you will receive $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest at maturity, *unless*:

(i) the Final Share Price is less than the Initial Share Price (or Share Strike Price, if applicable); *and*

(ii) (a) for notes with continuous Fund monitoring, at any time during the Monitoring Period, the trading price of the Fund is less than the Initial Share Price (or Share Strike Price, if applicable) by more than the Buffer Amount, (b) for notes with daily Fund monitoring, on any day during the Monitoring Period, the closing price of the Fund is less than the Initial Share Price (or Share Strike Price, if applicable) by more than the Buffer Amount or (c) for notes with single observation Fund monitoring, the Final Share Price is less than the Initial Share Price (or Share Strike Price, if applicable) by more than the Buffer Amount.

The relevant terms supplement will specify whether continuous, daily or single observation Fund monitoring is applicable to the notes or, alternatively, may specify another method for monitoring the Fund. For example, the relevant terms supplement may specify weekly Fund monitoring for purposes of determining whether the closing price of the Fund is less than the Initial Share Price by more than the Buffer Amount.

If the conditions described in (i) and (ii) are both satisfied, at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, the Cash Value. The Cash Value will most likely be less than the principal amount of your notes and may be zero. **Accordingly, you may lose some or all your principal at maturity.**

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page PS-6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. 14-I, the accompanying prospectus supplement and prospectus, or any related underlying supplement or terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

December 16, 2011

Key Terms (continued)

Interest Rate:	As specified in the relevant terms supplement.
Monitoring Period:	As specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the Monitoring Period consists of each trading day from but excluding the pricing date to and including the Observation Date or the final Averaging Date.
Cash Value:	Unless otherwise specified in the relevant terms supplement, the amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price (or Share Strike Price, if applicable) and (2) the Final Share Price. The Cash Value is subject to adjustment upon the occurrence of certain events affecting the Fund. See "General Terms of Notes — Anti-Dilution Adjustments."
Buffer Amount:	As specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the Buffer Amount is equal to 20% of the Initial Share Price. The Buffer Amount is subject to adjustment upon the occurrence of certain events affecting the Fund. See "General Terms of Notes — Anti-Dilution Adjustments."
Initial Share Price:	Unless otherwise specified in the relevant terms supplement, the closing price of one share of the Fund on the pricing date or such other date as specified in the relevant terms supplement, divided by the Share Adjustment Factor. The Initial Share Price is subject to adjustment upon the occurrence of certain events affecting the Fund. See "General Terms of Notes — Anti-Dilution Adjustments."
Final Share Price:	Unless otherwise specified in the relevant terms supplement, the closing price of one share of the Fund on the Observation Date or such other date as specified in the relevant terms supplement, or the arithmetic average of the closing prices of one share of the Fund on each of the Averaging Dates, if so specified in the relevant terms supplement. The closing price of one share of the Fund on an Averaging Date used to determine the Final Share Price may be subject to adjustment. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments."
Share Strike Price:	The relevant terms supplement may specify a price other than the Initial Share Price of the Fund which we refer to as the "Share Strike Price," to be used for calculating the amount payable at maturity, if any. The Share Strike Price, if applicable, for the Fund will be equal to (a) a percentage of the closing price of one share of the Fund as of a specified date or (b) a fixed amount determined without regard to the closing price of one share of the Fund as of a particular date, in each case *divided by* the Share Adjustment Factor for the Fund. For example, the relevant terms supplement may specify that, for the Fund, a Share Strike Price equal to 95% of the closing price of one share of the Fund on the pricing date, *divided by* the Share Adjustment Factor for the Fund (*i.e.*, the Initial Share Price), will be used to calculate the payment at maturity.
Share Adjustment Factor:	Unless otherwise specified in the relevant terms supplement, the Share Adjustment Factor will be set initially at 1.0, subject to adjustment upon the occurrence of certain events affecting the Fund. See "General Terms of Notes — Anti-Dilution Adjustments."
Valuation Date(s):	The Final Share Price will be determined either on a single date, which we refer to as the Observation Date, or over several dates, each of which we refer to as an Averaging Date, as specified in the relevant terms supplement. We refer to these dates generally as Valuation Dates in this product supplement. Any Valuation Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Postponement of a Valuation Date."
Maturity Date:	As specified in the relevant terms supplement. The maturity date of the notes is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."

TABLE OF CONTENTS

We have not authorized anyone to provide any information other than that contained or incorporated by reference in the relevant terms supplement, any related underlying supplement, this product supplement no. 14-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and with respect to JPMorgan Chase & Co. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This product supplement no. 14-I, together with the relevant terms supplement, any related underlying supplement and the accompanying prospectus and prospectus supplement, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, any related underlying supplement, this product supplement no. 14-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement and this product supplement no. 14-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of Financial Industry Regulatory Authority, Inc. , or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, any related underlying supplement, this product supplement no. 14-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. 14-I, any related underlying supplement, the relevant terms supplement and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply to specific issuances of the notes, including any changes to the terms specified below. A separate underlying supplement or the relevant terms supplement will describe the Fund to which the notes are linked. Capitalized terms used but not defined in this product supplement no. 14-I have the meanings assigned in the accompanying prospectus supplement, prospectus, the relevant terms supplement and any related fund supplement. The term **"note"** *refers to each $1,000 principal amount of our Reverse Exchangeable Notes Linked to the Fund specified in the relevant terms supplement.*

General

The notes are senior unsecured obligations of JPMorgan Chase & Co. that are linked to the fund (the **"Fund"**) as specified in the relevant terms supplement. If applicable, we refer to the index the performance of which the Fund seeks to track as the **"Underlying Index."** The notes are a series of debt securities referred to in the accompanying prospectus supplement and prospectus. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

The notes offer a higher interest rate than the yield that we believe would be payable on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. **However, the notes do not guarantee any return of principal at maturity; therefore, you must be aware of the risk that you may lose some or all of the principal amount of your notes at maturity.** Regardless of whether you receive at maturity your principal amount or the Cash Value (as described under "— Payment at Maturity"), you will be entitled to periodic interest payments on the principal amount of your notes as specified in the relevant terms supplement. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The notes will be issued in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The principal amount and issue price of each note are $1,000, unless otherwise specified in the relevant terms supplement. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the accompanying prospectus supplement and "Forms of Securities — Book -Entry System" in the accompanying prospectus.

The terms of specific issuances of the notes will be described in the relevant terms supplement accompanying this product supplement no. 14-I and any related underlying supplement. The terms described in that document supplement those described in this product supplement and in any related underlying supplement, the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described in this product supplement or in any related underlying supplement, the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement will control.

Interest Payments

Unless otherwise specified in the relevant terms supplement, the interest payment due on each Interest Payment Date for each $1,000 principal amount note will be calculated as follows:

$$\$1,000 \times \text{interest rate} \times 1 \,/\, \text{number of interest payments per year}$$

where the number of interest payments per year is determined by the frequency of interest payments and how many payments would be made over the course of a full year regardless of the actual term of the notes.

The notes will bear interest at the per annum rate, or such other rate or rates, specified in the relevant terms supplement. Interest will accrue from and including the issue date of the notes to but excluding the maturity date. Interest will be payable in arrears on each Interest Payment Date to and including the maturity date, to the holders of record at the close of business on the business day prior to that Interest Payment Date, unless otherwise specified in the relevant terms supplement. If the maturity date is adjusted as the result of a market disruption event, the payment of interest due on the maturity date will be made on the maturity date as adjusted, with the same force and effect as if the maturity date had not been adjusted, but no additional interest will accrue or be payable as a result of the delayed payment.

The "**interest rate**" will be specified in the relevant terms supplement.

The "**Interest Payment Dates**" will be as specified in the relevant terms supplement and will include the maturity date, *provided* that no Interest Payment Date will be more than twelve months after the immediately prior Interest Payment Date or issue date of the notes, as applicable. If any day on which a payment of interest or principal is due is not a business day, the payment will be made with the same force and effect on the next succeeding business day, but no additional interest will accrue as a result of the delayed payment.

Payment at Maturity

Unless otherwise specified in the relevant terms supplement, you will receive $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest at maturity *unless*:

(i)   the Final Share Price is less than the Initial Share Price (or Share Strike Price, if applicable); and

(ii) (a) for notes with continuous Fund monitoring, at any time during the Monitoring Period, the trading price of one share of the Fund is less than the Initial Share Price (or Share Strike Price, if applicable) by more than the Buffer Amount,

(b) for notes with daily Fund monitoring, on any day during the Monitoring Period, the closing price of the Fund is less than the Initial Share Price (or Share Strike Price, if applicable) by more than the Buffer Amount, or

(c) for notes with single observation Fund monitoring, the Final Share Price is less than the Initial Share Price (or Share Strike Price, if applicable) by more than the Buffer Amount.

The relevant terms supplement will specify whether continuous, daily or single observation Fund monitoring is applicable to the notes or, alternatively, may specify another method for monitoring the shares of the Fund. For example, the relevant terms supplement may specify weekly Fund monitoring for purposes of determining whether the price of one share of the Fund is less than the Initial Share Price (or Share Strike Price, if applicable) by more than the Buffer Amount.

If the conditions described in (i) and (ii) are both satisfied, at maturity you will receive, instead of the principal amount of your notes, the Cash Value, plus accrued and unpaid interest. **The Cash Value will be less than the principal amount of your notes and may be zero. Accordingly, you may lose some or all of your principal.** See "Risk Factors" for further information.

The **"Monitoring Period"** will be specified in the relevant terms supplement, if applicable. For example, the relevant terms supplement may specify that the Monitoring Period consists of each day from but excluding the pricing date to and including the Observation Date or the final Averaging Date.

Unless otherwise specified in the relevant terms supplement, the **"Cash Value"** will be the amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price (or Share Strike Price, if applicable) and (2) the Final Share Price. The Cash Value is subject to adjustment upon the occurrence of certain events affecting the Fund. See "General Terms of Notes — Anti-Dilution Adjustments."

The **"Buffer Amount"** will be specified in the relevant terms supplement. For example, the relevant terms supplement may specify that the Buffer Amount is equal to 20% of the Initial Share Price. The Buffer Amount is subject to adjustment upon the occurrence of certain events affecting the Fund. See "General Terms of Notes — Anti-Dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, **"Initial Share Price"** means the closing price of one share of the Fund on the pricing date or such other date as specified in the relevant terms supplement, divided by the Share Adjustment Factor. The Initial Share Price is subject to adjustment upon the occurrence of certain events affecting the Fund. See "General Terms of Notes — Anti-Dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, the **"Share Adjustment Factor"** will be set initially at 1.0, subject to adjustment upon the occurrence of certain events affecting the Fund. See "General Terms of Notes — Anti-Dilution Adjustments."

Unless otherwise specified in the relevant terms supplement, **"Final Share Price"** means the closing price of one share of the Fund on the Observation Date or such other date as specified in the relevant terms supplement, or the arithmetic average of the closing prices of one share of the Fund on each of the Averaging Dates, if so specified in the relevant terms supplement. Notwithstanding the foregoing, if the relevant terms supplement specifies that the Final Share Price will be determined based on the arithmetic average of the closing prices of one share of the Fund on each of the Averaging Dates and an adjustment to the Share Adjustment Factor would have become effective in accordance with "General Terms of Notes — Anti-Dilution Adjustments" after the first Averaging Date but on or prior to the final Averaging Date, then the closing price of one share of the Fund on each Averaging Date occurring prior to the effective date of such adjustment to be used to determine the Final Share Price will be deemed to equal such closing price divided by the Share Adjustment Factor, as adjusted (assuming that the Share Adjustment Factor prior to such adjustment is equal to 1.0). See "General Terms of Notes — Anti-Dilution Adjustments."

The relevant terms supplement may specify a price other than the Initial Share Price of the Fund which we refer to as the **"Share Strike Price,"** to be used for calculating the amount payable at maturity, if any. The Share Strike Price, if applicable, for the Fund will be equal to (a) a percentage of the closing price of one share of the Fund as of a specified date or (b) a fixed amount determined without regard to the closing price of one share of the Fund as of a particular date, in each case divided by the Share Adjustment Factor for the Fund. For example, the relevant terms supplement may specify that, for the Fund, a Share Strike Price equal to 95% of the closing price of one share of the Fund on the pricing date, *divided by* the Share Adjustment Factor for the Fund (i.e., the Initial Share Price), will be used to calculate the payment at maturity.

The **"Valuation Date(s)"** will be either a single date, which we refer to as the Observation Date, or several dates, each of which we refer to as an Averaging Date, and any Valuation Date is subject to adjustment as described under "— Postponement of a Valuation Date" below. The relevant terms supplement will specify the manner in which the Final Share Price is determined.

Unless otherwise specified in the relevant terms supplement, **"pricing date"** means the day we price the notes for initial sale to the public.

Unless otherwise specified in the relevant terms supplement, the **"trading price"** of one share of the Fund (or any successor fund, as defined under "General Terms of Notes — Discontinuation of the Fund; Alternate Calculation of Closing Price" or one unit of any other security for which a price must be determined) at any time on any trading day (as defined below) means:

- if the Fund (or that successor fund) is listed or admitted to trading on a national securities exchange, the most recently reported sale price, regular way, at that time during the principal trading session on such day on the principal U.S. securities exchange registered under the Securities Exchange Act of 1934, as amended (the **"Exchange Act"**), on which the Fund (or that successor fund) is listed or admitted to trading; or

- if the Fund (or that successor fund) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board Service (or any successor service) operated by Financial Industry Regulatory Authority, Inc. (the **"FINRA"**) (the **"OTC Bulletin Board"**), the most recently reported sale price at such time during the principal trading session on the OTC Bulletin Board on that day,

in each case subject to the provisions of "General Terms of Notes — Discontinuation of the Fund; Alternate Calculation of Closing Price."

Unless otherwise specified in the relevant terms supplement, the **"closing price"** of one share of the Fund (or any such successor fund or one unit of any other security for which a closing price must be determined) on any trading day means:

- if the Fund (or that successor fund) is listed or admitted to trading on a national securities exchange, the last reported sale price, regular way (or, in the case of The NASDAQ Stock Market, the official closing price) of the principal trading session on that day on the principal U.S. securities exchange registered under the Exchange Act, on which the Fund (or that successor fund) is listed or admitted to trading;

- if the Fund (or that successor fund) is not listed or admitted to trading on any national securities exchange but is included in the OTC Bulletin Board, the last reported sale price of the principal trading session on the OTC Bulletin Board on that day; or

- if, because of a market disruption event or otherwise, the last reported sale price or official closing price, as applicable, for the Fund (or that successor fund) is not available pursuant to the preceding bullet points, the mean, as determined by the calculation agent, of the bid prices for the shares of the Fund (or that successor fund) obtained from as many recognized dealers in the Fund (or that successor fund), but not exceeding three, as will make those bid prices available to the calculation agent. Bids of any of our affiliates may be included in the calculation of the mean, but only to the extent that any of those bids is not the highest or the lowest of the bids obtained,

in each case subject to the provisions of "General Terms of Notes — Discontinuation of the Fund; Alternate Calculation of Closing Price."

Unless otherwise specified in the relevant terms supplement, with respect to the Fund or any relevant successor fund, a **"trading day"** is a day, as determined by the calculation agent, on which trading is generally conducted on (i) the relevant exchange (as defined below) for the Fund and (ii) the exchanges on which futures or options contracts related to the Fund are traded.

The **"maturity date"** for the notes will be specified in the relevant terms supplement and is subject to adjustment as described below. If the scheduled maturity date (as specified in the relevant terms supplement) is not a business day, then the maturity date will be the next succeeding business day following the scheduled maturity date. If, due to a market disruption event or otherwise, the final Valuation Date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the final Valuation Date, as postponed, unless otherwise specified in the relevant terms supplement. We describe market disruption events under "General Terms of Notes — Market Disruption Events."

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable, if any, with respect to the notes on the applicable date or dates. We will give DTC irrevocable instructions and authority to pay the applicable amount to the holders of the notes entitled thereto.

A **"business day"** is, unless otherwise specified in the relevant terms supplement, any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in U.S. dollars are not conducted.

The **"calculation agent"** is the agent appointed by us to make certain calculations for the notes, which initially will be J.P. Morgan Securities LLC (**"JPMS"**). See "General Terms of Notes — Calculation Agent" below. JPMS is our affiliate and may have interests adverse to yours. Please see "Risk Factors — Risks Relating to the Notes Generally — We or our affiliates may have economic interests that are adverse to those of the holders of the notes due to JPMS's role as calculation agent."

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in the open market or by private agreement.

Postponement of a Valuation Date

If a Valuation Date is not a trading day or if there is a market disruption event on such day, the applicable Valuation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will any Valuation Date be postponed more than ten business days following the date originally scheduled to be that Valuation Date. If the tenth business day following the date originally scheduled to be the applicable Valuation Date is not a trading day, or if there is a market disruption event on that tenth business day, the calculation agent will determine the closing price of one share of the Fund for that Valuation Date on that tenth business day in good faith based on the calculation agent's estimate of the market value of one share of the Fund on that tenth business day.

RISK FACTORS

Your investment in the notes will involve certain risks. The notes pay interest as specified in the relevant terms supplement but do not guarantee any return of principal at, or prior to, maturity. Investing in the notes is not equivalent to investing directly in the Fund, an Underlying Index, if applicable, any of the equity securities held by the Fund, if applicable, or included in an Underlying Index, if applicable, or any commodity or commodity futures contract underlying the Fund. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.**

Risks Relating to the Notes Generally

Your investment in the notes may result in a loss.

The notes differ from conventional debt securities and do not guarantee any return of principal. We will pay you your principal back so long as (a) for notes with continuous Fund monitoring, the trading price of the Fund is not less than the Initial Share Price (or Share Strike Price, if applicable) by more than the Buffer Amount at any time during the Monitoring Period, (b) for notes with daily Fund monitoring, the closing price of the Fund is not less than the Initial Share Price (or Share Strike Price, if applicable) by more than the Buffer Amount on any day during the Monitoring Period or (c) for notes with single observation Fund monitoring, the Final Share Price is not less than the Initial Share Price (or Share Strike Price, if applicable) by more than the Buffer Amount. If the Final Share Price is less than the Initial Share Price (or Share Strike Price, if applicable) and the closing price (in the case of daily monitoring) or trading price (in the case of continuous monitoring) of one share of the Fund during the Monitoring Period is less than the Initial Share Price (or Share Strike Price, if applicable) by more than the Buffer Amount or, for notes with single observation Fund monitoring, the Final Share Price is less than the Initial Share Price (or Share Strike Price) by more than the Buffer Amount, you will receive at maturity the Cash Value rather than the principal amount of your notes. **The Cash Value will be less than the principal amount of your notes and may be zero. Accordingly, you may lose some or all of your principal at maturity.**

The notes are subject to the credit risk of JPMorgan Chase & Co.

The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Our offering of the notes does not constitute an expression of our view about, or a recommendation of the Fund or the securities, commodities or commodity futures contracts underlying the Fund.

You should not take our offering of the notes as an expression of our views about how the Fund or the securities, commodities or commodity futures contracts underlying the Fund will perform in the future or as a recommendation to invest (directly or indirectly, by taking a long or short position) in the Fund or the securities, commodities or commodity futures contracts underlying the Fund, including through an investment in the notes. As a global financial institution, we and our affiliates may, and often do, have positions (long, short or both) in the Fund and the securities, commodities and commodity futures underlying the Fund that conflict with an investment in the notes. See "— We or our affiliates may have economic interests that are adverse to those of the holders of the notes as a result of our hedging and other trading activities" below and "Use of Proceeds and Hedging" in this product supplement for some examples of potential conflicting positions we may have. You should undertake an independent determination of whether an investment in the notes is suitable for you in light of your specific investment objectives, risk tolerance and financial resources.

We or our affiliates may have economic interests that are adverse to those of the holders of the notes as a result of our hedging and other trading activities.

In anticipation of the sale of the notes, we expect to hedge our obligations under the notes through certain affiliates or unaffiliated counterparties by taking positions in shares of the Fund, instruments the value of which is derived from the Fund or an Underlying Index, if applicable, or the securities, commodities or commodity futures contracts underlying the Fund or an Underlying Index, if applicable. We may also adjust our hedge by, among other things, purchasing or selling shares of the Fund, instruments the value of which is derived from the Fund or an Underlying Index, if applicable, or the securities, commodities or commodity futures contracts underlying the Fund or an Underlying Index, if applicable, at any time and from time to time, close out or unwind our hedge by selling any of the foregoing on or before any Valuation Date. We cannot give you any assurances that our hedging will not negatively affect the value of the Fund or the performance of the notes. See "Use of Proceeds and Hedging" below for additional information about our hedging activities.

This hedging activity may present a conflict of interest between your interest as a holder of the notes and the interests our affiliates have in executing, maintaining and adjusting hedge transactions. These hedging activities could also affect the price at which JPMS is willing to purchase your notes in the secondary market.

Our hedging counterparties expect to make a profit. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss.

JPMS and other affiliates of ours also trade the Fund, the securities, commodities and commodity futures contracts underlying the Fund or an Underlying Index, if applicable and other financial instruments related to the Fund or an Underlying Index, if applicable and the securities, commodities and commodity futures contracts underlying the Fund or an Underlying Index, if applicable. on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management and to facilitate transactions, including block transactions, on behalf of customers. While we cannot predict an outcome, any of these hedging activities or other trading activities of ours could potentially increase the price of the Fund on the pricing date and/or decrease the price of the Fund on any Valuation Date, which could adversely affect your payment at maturity or the amount of interest you may receive over the term of the notes.

It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

We or our affiliates may have economic interests that are adverse to those of the holders of the notes as a result of our business activities.

We or our affiliates may currently or from time to time engage in business with companies the equity securities of which are held by the Index or included in an Underlying Index, if applicable (the "**underlying companies**"), including extending loans to, making equity investments in or providing advisory services to the underlying companies, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire nonpublic information about the underlying companies, and we will not disclose any such information to you. In addition, we or one or more of our affiliates may publish research reports or otherwise express views about the underlying companies. Any prospective purchaser of notes should undertake an independent investigation of each of the underlying companies as in its judgment is appropriate to make an informed decision with respect to an investment in the notes. We do not make any representation or warranty to any purchaser of notes with respect to any matters whatsoever relating to our business with the underlying companies.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for issuances of other securities or financial instruments with returns linked or related to changes in the price of the Fund or the securities, commodities or commodity futures contracts underlying the Fund or included in an Underlying Index, if applicable. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for these securities or financial instruments, our or their interests with respect to these securities or financial instruments may be adverse to those of the holders of the notes. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We or one of our affiliates may currently or from time to time engage in trading activities related to the currencies in which the equity securities underlying the foreign Fund are denominated. If currency exchange rate calculations are involved in the calculation of the net asset values of the foreign Fund, these trading activities could potentially affect the exchange rates with respect to the currencies in which the equity securities underlying the foreign Fund are denominated, the closing prices of the foreign Fund and, accordingly, the value of the notes. A "**foreign Fund**" is one that is composed primarily of securities issues by non-U.S. companies.

In the course of our or our affiliates' currency trading activities, we or our affiliates may acquire material nonpublic information with respect to currency exchange rates, and we will not disclose any such information to you. In addition, one or more of our affiliates may produce and/or publish research reports, or otherwise express views, with respect to expected movements in currency exchange rates. We do not make any representation or warranty to any purchaser of notes with respect to any matters whatsoever relating to future currency exchange rate movements and, if the notes are linked to the foreign Fund, any prospective purchaser of the notes should undertake an independent investigation of the currencies in which securities underlying the foreign Fund are denominated and their related exchange rates as, in its judgment, is appropriate to make an informed decision with respect to an investment in the notes.

We or our affiliates may have economic interests that are adverse to those of the holders of the notes due to JPMS's role as calculation agent.

JPMS, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Initial Share Price (or Share Strike Price, if applicable), the Buffer Amount, the trading price or the closing price of the Fund on any day during the Monitoring Period, the Share Adjustment Factor, anti-dilution adjustments, the Final Share Price, the amount of interest payable on any Interest Payment Date and the amount we will pay you at maturity. In addition, the calculation agent will determine, among other things:

- whether a market disruption event has occurred;

- adjustments to any Share Adjustment Factor;

- whether the Fund has been delisted, liquidated or otherwise terminated, the Fund or its Underlying Index, if applicable, has been changed in a material respect or the Fund or its Underlying Index, if applicable, has been otherwise modified so that it does not, in the opinion of the calculation agent, fairly represent the price of that Fund had those changes or modifications not been made and, if applicable, which exchange-traded fund to select as a successor fund;

- the closing price of the Fund if any Valuation Date is postponed ten business days due to a market disruption event or if that day is not a trading day; and

- whether a day is an Interest Payment Date.

In performing these duties, JPMS may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where JPMS, as the calculation agent, is entitled to exercise discretion.

JPMS and its affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the notes, and may do so in the future. Any such research, opinions or recommendations could affect the value of the Fund, and, therefore, the market value of the notes.

JPMS and its affiliates publish research from time to time on the Index, the underlying companies, financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMS and its affiliates may have published or may publish research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Fund to which the notes are linked.

The benefit offered by the Buffer Amount may terminate at any time during the term of the notes or on the Observation Date or the final Averaging Date.

If the Final Share Price is less than the Initial Share Price (or Share Strike Price, if applicable) and (a) for notes with continuous Fund monitoring, the trading price of the Fund is less than the Initial Share Price (or Share Strike Price, if applicable) by more than the Buffer Amount at any time during the Monitoring Period, (b) for notes with daily Fund monitoring, the closing price of the Fund is less than the Initial Share Price (or Share Strike Price, if applicable) by more than the Buffer Amount on any day during the Monitoring Period or (c) for notes with single observation Fund monitoring, the Final Share Price is less than the Initial Share Price (or Share Strike Price, if applicable) by more than the Buffer Amount, you will be fully exposed to any depreciation in the closing price of the Fund. We refer to this feature as a contingent buffer. Under these circumstances, you will lose 1% of the principal amount of your investment for every 1% that the Final Share Price is less than the Initial Share Price (or Share Strike Price, if applicable). You will be subject to this potential loss of principal even if (for notes with continuous or daily monitoring) the price of one share of the Fund subsequently recovers such that the Final Share Price is not less than the Initial Share Price (or Share Strike Price, if applicable) by more than the Buffer Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

Because you will not benefit from any appreciation in the price of the Fund above the Initial Share Price, you will not receive a payment at maturity with a value greater than your principal amount, plus accrued and unpaid interest.

At maturity, you will receive a payment with a value no greater than the principal amount of your notes plus the final interest payment, and the total payment you receive over the term of the notes will not exceed the principal amount of your notes plus the interest payments paid during the term of the notes, regardless of any appreciation in the value of the Fund, which may be significant. Even if the Final Share Price exceeds the Initial Share Price, you will receive only the principal amount of your notes at maturity.

You will have no ownership rights in the Fund or in any securities, commodities or commodity futures contracts underlying the Fund.

Investing in the notes is not equivalent to investing in the Fund, the securities, commodities or commodity futures contracts underlying the Fund or an Underlying Index, if applicable, or exchange-traded or over-the-counter instruments based on the Fund or an Underlying Index, if applicable. As an investor in the notes, you will not have any ownership interests or rights in the Fund or the securities, commodities or commodity futures contracts underlying the Fund or an Underlying Index, if applicable.

Your return on your investment in the notes will be limited to the interest payments on the notes.

The only return that you will receive on your investment in the notes will be the interest payments specified in the relevant terms supplement.

You are exposed to the price risk of the Fund.

You cannot predict the future performance of the Fund based on its historical performance. The closing price (in the case of daily monitoring) or price (in the case of continuous monitoring) of one share of the Fund may fall below the Initial Share Price by more than the Buffer Amount during the Monitoring Period and the Final Share Price may be less than the Initial Share Price, even though the Fund has not experienced such a price decrease in the past.

Your return on the notes will not reflect dividends on the Fund.

Your return on the notes will not reflect the return you would realize if you actually owned shares of the Fund and received the dividends paid on the Fund. This is because the calculation agent will calculate the amount payable to you at maturity of the notes by reference to the Final Share Price and the performance of the Fund during the Monitoring Period. The Final Share Price reflects the price of one share of the Fund, if applicable, on the Valuation Date(s) without taking into consideration the value of dividends paid on the Fund.

The Final Share Price may be less than the closing price of the Fund at the maturity date of the notes or at other times during the term of the notes.

Because the Final Share Price is calculated based on the closing price of the Fund on one or more Valuation Dates during the term of the notes, the closing price of the Fund at the maturity date or at other times during the term of the notes, including dates near the Valuation Date(s), could be higher than the Final Share Price. This difference could be particularly large if there is a significant increase in the closing price of the Fund after the final Valuation Date, if there is a significant decrease in the closing price of the Fund around the time of the Valuation Date(s) or if there is significant volatility in the closing price of the Fund during the term of the notes (especially on dates near the Valuation Date(s)). For example, when the Valuation Date(s) is near the end of the term of the notes, then if the closing price for the Fund increases or remains relatively constant during the initial term of the notes and then decreases below its Initial Share Price (or Share Strike Price, if applicable), the Final Share Price may be significantly less than if it were calculated on a date earlier than the Valuation Date(s). Under these circumstances, the value you receive at maturity, if any, may be less than the value you would have received if you had invested in the Fund or the securities, commodities or commodity futures contracts underlying the Fund or an Underlying Index, if applicable, for which there is an active secondary market.

The notes are designed to be held to maturity.

The notes are not designed to be short-term trading instruments. The price at which you will be able to sell your notes to us or our affiliates prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the price of one share of the Fund has appreciated since the pricing date. The potential returns described in the relevant terms supplement assume that your notes are held to maturity.

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the notes will not be listed on any securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market for the notes, it may not provide enough liquidity to allow you to trade or sell the notes easily.

JPMS may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the price of the shares of the Fund on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the price of the shares of the Fund. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the actual and expected frequency and magnitude of changes in the Fund (*i.e.*, volatility);

- the time to maturity of the notes;

- the dividend rates on the Fund and the equity securities underlying the Fund (while not paid to holders of the notes, dividend payments on the Fund or any equity securities underlying the Fund may influence the value of the Fund and the market value of options on the Fund and therefore affect the market value of the notes);

- the occurrence of certain events to the shares of the Fund that may or may not require an adjustment to the applicable Share Adjustment Factor;

- supply and demand trends and market prices at any time for the commodities upon which the futures contracts that compose any Commodity Fund or the exchange-traded futures contracts on those commodities;

- interest and yield rates in the market generally as well as in the markets the securities, commodities or commodity futures contracts underlying the Fund;

- economic, financial, political, regulatory and judicial events that affect the equity securities underlying the Fund (other than the Commodity Fund) or stock markets generally;

- economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect the Commodity Fund or commodity markets generally;

- the exchange rates and the volatility of the exchange rates between the U.S. dollar and the currencies in which the equity securities underlying the foreign Fund are traded, and, if the foreign Fund is calculated in one currency and the equity securities underlying the foreign Fund are traded in one or more other currencies, the correlation between those rates and the value of the foreign Fund; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors will influence the price you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of the Index Fund based on its historical performance.

While it is possible that the notes could trade above their principal amount prior to maturity, the likelihood of such an increase is limited by market factors and the fact that the amount payable at maturity will not exceed 100% of the principal amount of the notes. Even if the notes did trade above their principal amount prior to maturity, the only way to realize such a market premium would be to sell your notes in a secondary market transaction, if such a transaction were available.

Moreover, if you sell your notes prior to maturity, you may have to sell them at a substantial discount from their principal amount if the market price of one share of the Fund is at, below or not sufficiently above the Initial Share Price.

The inclusion in the original issue price of each agent's commission and the estimated cost of hedging our obligations under the notes is likely to affect adversely the value of the notes prior to maturity.

While the payment, if any, at maturity will be based on the full principal amount of your notes as described in the relevant terms supplement, the original issue price of the notes includes each agent's commission and the estimated cost of hedging our obligations under the notes. An agent's commission or the estimated cost (see "Use of Proceeds and Hedging") includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any of those prices may differ from values determined by pricing models used by JPMS, as a result of this compensation or other transaction costs

If the market value of the Fund changes, the market value of your notes may not change in the same manner.

Owning the notes is not the same as owning the Fund. Accordingly, changes in the market value of the Fund may not result in a comparable change in the market value of the notes. If the closing price of the Fund on any trading day increases above the Initial Share Price, the value of the notes may not increase comparably, if at all. It is also possible for the value of the Fund to increase moderately while the value of the notes declines.

When the trading price (in the case of continuous monitoring) or the closing price (in the case of daily or single observation monitoring) of the Fund on any trading day is less than the Initial Share Price (or Share Strike Price, if applicable) by close to the Buffer Amount for the first time, the market value of the notes will likely decline at a greater rate than the market value of the Fund. If the Fund trades (in the case of continuous monitoring) or closes (in the case of daily or single observation monitoring) at prices that are less than the Initial Share Price (or Share Strike Price, if applicable) by an amount that is close to or more than the Buffer Amount, we expect the market value of the notes to decline to reflect, among a number of factors, our right to potentially deliver to you at maturity the Cash Value with a value less than 100% of the principal amount of your notes.

Historical performance of the Fund should not be taken as an indication of the future performance of the Fund during the terms of the notes.

The actual performance of the Fund over the term of the notes, as well as the amount payable at maturity or on any Interest Payment Date may bear little relation to the historical performance of the Fund. The value of the Fund will be determined by the price of the Fund. It is impossible to predict whether the value of the Fund will rise or fall.

Investing in the notes is not equivalent to investing in the Fund or the underlying securities, commodities or commodity futures contracts.

Investing in the notes is not equivalent to investing in the Fund or the underlying securities, commodity or commodity futures contracts. As an investor in the notes, you will not have any ownership interests or rights in the Fund, such as voting rights or rights to receive dividend payments or other distributions or other rights that holder of the equity securities, if any, that are held by the Fund or included in the Underlying Index, if applicable, would have. If the notes are linked the Commodity Fund, you will not have rights that holders of the commodities or commodity futures contracts, if any, underlying the Fund may have.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the Final Share Price or calculating the payment at maturity, if any, that we are required to pay you. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that a Valuation Date or maturity date, as applicable, may be postponed and your return will be adversely affected. See "General Terms of Notes — Market Disruption Events." Moreover, if any Valuation Date is postponed to the last possible day and the closing price of the Fund is not available on that day because of a market disruption event or if such day is not a trading day, the calculation agent will nevertheless assess the market value of one share of the Fund on that last possible day. See "Description of Notes — Postponement of a Valuation Date" for more information.

The tax consequences of an investment in the notes are unclear.

There is no direct legal authority as to the proper U.S. federal income tax treatment of the notes, and we do not intend to request a ruling from the Internal Revenue Service (the "IRS") regarding the notes. Insofar as we have tax reporting responsibilities with respect to your notes, we expect to treat them for U.S. federal income tax purposes as units each comprising: (i) a cash-settled put option written by you to us with respect to the Fund and (ii) a deposit of $1,000 per $1,000 principal amount note to secure your potential obligation under the put option. The IRS might not accept, and a court might not uphold, this treatment. If the IRS were successful in asserting an alternative treatment for the notes, the timing and character of income on the notes could differ materially and adversely from our description herein. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the timing and character of income or loss (including whether the Put Premium, as defined below in "Material U.S. Federal Income Tax Consequences," might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in this product supplement no. 14-I and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the notes for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

Risks Relating to the Fund

Unless otherwise specified in any related underlying supplement or relevant terms supplement, to our knowledge, we are not currently affiliated with any of the issuers of the equity securities or other interests held by the Fund or included in the Underlying Index, if applicable.

Unless otherwise specified in any related fund supplement or relevant terms supplement, to our knowledge, we are not currently affiliated with any of the issuers the equity securities or other interests of which are held by the Fund or included in the Underlying Index, if applicable. As a result, we will have no ability to control the actions of the issuers of these equity securities or other interests, including actions that could affect the value of the equity securities or other interests held by the Fund or included in the Underlying Index, if applicable, or your notes. None of the money you pay us will go to the sponsor of the Fund or the Underlying Index, if applicable, or any of the issuers of the equity securities or other interests held by the Fund or included in the Underlying Index, if applicable, and none of those issuers will be involved in the offering of the notes in any way. Neither those issuers nor we will have any obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.

In the event we become affiliated with any issuers the equity securities or other interests of which are held by the Fund or included in the Underlying Index, if applicable, we will have no obligation to consider your interests as a holder of the notes in taking any action with respect to such issuer that might affect the value of your notes. See — "We or our affiliates may have economic interests that are adverse to those of the holders of the notes as a result of our business activities," above.

The policies of the investment adviser or commodity pool operator, as applicable, for the Fund, and the sponsor of its Underlying Index, if applicable, could affect the value and the amount payable on the notes.

The policies of the investment adviser or commodity pool operator, as applicable, for the Fund concerning the calculation of the Fund's net asset value; additions, deletions or substitutions of securities, commodities or commodity futures contracts underlying the Fund; substitutions of its Underlying Index, if applicable; and manner in which changes affecting an Underlying Index, if applicable, are reflected in the Fund, could affect the market price of the shares of the Fund and, therefore, affect the amount payable on the notes at maturity, if any, and the value of the notes before maturity. The amount payable on the notes and their value could also be affected if the investment adviser or commodity pool operator, as applicable, changes these policies, for example, by changing the manner in which it calculates the Fund's net asset value, or if the investment adviser or commodity pool operator, as applicable, discontinues or suspends calculation or publication of the Fund's net asset value, in which case it may become difficult to determine the value of the notes.

In addition, the sponsor of an Underlying Index, if applicable, is responsible for the design and maintenance of the Underlying Index. The policies of the sponsor concerning the calculation of the Underlying Index, including decisions regarding the addition, deletion or substitution of the securities, commodities or commodity futures contracts included in the Underlying Index, if applicable, could affect the value of the Underlying Index and, consequently, the market prices of the shares of the Fund and, therefore, the amount payable on the notes at maturity and the value of the notes before maturity.

There are risks associated with the Fund.

The Fund may have a limited operating history. Although the shares of the Fund may be listed for trading on a securities exchange and a number of similar products have been traded on securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market.

In addition, the Fund is subject to management risk, which is the risk that the applicable investment adviser's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market prices of the shares of the Fund and, consequently, the value of the notes. See the Fund description in the relevant terms supplement or any relevant underlying supplement for additional information.

The anti-dilution protection is limited.

The calculation agent will make adjustments to the Share Adjustment Factor for the Fund, which will be set initially at 1.0 in each case, for certain events affecting the shares of the Fund See "General Terms of Notes — Anti-Dilution Adjustments." The calculation agent is not required, however, to make those adjustments in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

For notes linked to the Fund that is designed to track an Underlying Index, the performance of the Fund may not correlate with the performance of its Underlying Index.

Unless otherwise specified in the relevant terms supplement or any relevant underlying supplement, the Fund that is designed to track an Underlying Index uses a representative sampling strategy or a replication or indexing strategy to attempt to track the performance of its Underlying Index. Pursuant to a representative sampling strategy, the Fund invests in a representative sample of securities that collectively has an investment profile similar to its Underlying Index; however, the Fund may not hold all or substantially all of the securities, commodities or commodity futures contracts included in its Underlying Index. Even if the Fund uses a replication or indexing strategy, the Fund may not hold all of the securities, commodities or commodity futures contracts included in its Underlying Index. Therefore, while the performance of the Fund is linked principally to the performance of its Underlying Index, its performance is also generally linked in part to assets other than the securities, commodities or commodity futures contracts included in its Underlying Index because, unless otherwise specified in the relevant terms supplement, its investment adviser generally may invest a portion of the Fund's assets in securities not included in the Underlying Index and in other assets, including potentially shares of money market funds affiliated with or advised by the investment adviser.

In addition, the performance of the Fund will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index. Also, the component securities, commodities or commodity futures contracts of the Fund may be unavailable in the secondary market due to other extraordinary circumstances. Corporate actions with respect to any securities (such as mergers and spin-offs) also may impact the variance between the Fund and its Underlying Index. Finally, because the shares of the Fund may be traded on NYSE Arca and may be subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.

For all of the foregoing reasons, the performance of the Fund that is designed to track an Underlying Index may not correlate with the performance of its Underlying Index. Consequently, the return on the notes will not be the same as investing directly in the Fund or any relevant Underlying Index or in the securities, commodities or commodity futures contracts held by the Fund or included in any relevant Underlying Index, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of any relevant Underlying Index.

For notes linked to a foreign Fund, the notes will be subject to risks associated with foreign funds.

For notes linked to a foreign Fund, the notes will be subject to risks associated with foreign funds. See "— Risks Relating to the Foreign Fund" below.

For notes linked to a Commodity Fund, the notes will be subject to risks associated with Commodity Funds.

For notes linked to a Commodity Fund, the notes will be subject to risks associated with Commodity Funds. See "— Risks Relating to the Commodity Fund" below.

For notes linked the Fund that primarily invests in debt securities, the notes will be subject to risks associated with bond funds.

If the Fund primarily invests in debt securities, the notes will be subject to risks associated with bond funds. See the relevant term sheet or any relevant underlying supplement for risk factors relating to any relevant Fund that holds debt securities.

Risks Relating to the Foreign Fund

For notes linked to a foreign Fund, if the prices of its component non-U.S. securities are not converted into U.S. dollars for purposes of calculating the value of the foreign Fund, the amount payable on the notes at maturity, if any, will not be adjusted for changes in exchange rates that might affect the foreign Fund.

Because the prices of the non-U.S. securities underlying the foreign Fund are not converted into U.S. dollars for purposes of calculating the value of the foreign Fund and although the non-U.S. securities underlying the foreign Fund are traded in currencies other than U.S. dollars, and the notes, which are linked to the foreign Fund, are denominated in U.S. dollars, the amount payable on the notes at maturity, if any, will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the non-U.S. securities underlying the foreign Fund are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the payment on the notes. The amount we pay in respect of the notes on the maturity date, if any, will be determined solely in accordance with the procedures described in "Description of Notes — Payment at Maturity."

For notes linked to a foreign Fund, if the prices of its component non-U.S. securities are converted into U.S. dollars for purposes of calculating the value of the Fund, the notes will be subject to currency exchange risk.

Because the prices of the non-U.S. securities underlying the foreign Fund are converted into U.S. dollars for the purposes of calculating the value of the Fund, the holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the non-U.S. securities underlying the Fund trade. An investor's net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the non-U.S. securities underlying the foreign Fund denominated in each applicable currency. If, taking into account the weighting, the U.S. dollar strengthens against those currencies, the value of the foreign Fund will be adversely affected and the payment at maturity of the notes may be reduced.

Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments;

- political, civil or military unrest; and

- the extent of governmental surpluses or deficits in the component countries and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries, the United States and other countries important to international trade and finance.

For notes linked to a foreign Fund, if the prices of its component non-U.S. securities are converted into U.S. dollars for purposes of calculating the value of the Fund, changes in the volatility of exchange rates and the correlation between those rates and the values of the Fund are likely to affect the market value of the notes.

The exchange rate between the U.S. dollar and each of the currencies in which the non-U.S. securities underlying the foreign Fund are denominated refers to a foreign exchange spot rate that measures the relative values of two currencies — the particular currency in which an equity security composing the foreign Fund is denominated and the U.S. dollar. This exchange rate reflects the amount of the particular currency in which an equity security composing the foreign Fund is denominated that can be purchased for one U.S. dollar and thus increases when the U.S. dollar appreciates relative to the particular currency in which that equity security is denominated. The volatility of the exchange rate between the U.S. dollar and each of the currencies in which the non-U.S. securities underlying the foreign Fund are denominated refers to the size and frequency of changes in that exchange rate.

Because the foreign Fund is calculated, in part, by converting the closing prices of the non-U.S. securities underlying the foreign Fund into U.S. dollars, the volatility of the exchange rate between the U.S. dollar and each of the currencies in which those non-U.S. securities are denominated could affect the market value of the notes.

The correlation of the exchange rate between the U.S. dollar and each of the currencies in which the non-U.S. securities underlying the foreign Fund are denominated and the value of the foreign Fund refers to the relationship between the percentage changes in that exchange rate and the percentage changes in the value of the foreign Fund. The direction of the correlation (whether positive or negative) and the extent of the correlation between the percentage changes in the exchange rate between the U.S. dollar and each of the currencies in which the non-U.S. securities underlying the foreign Fund are denominated and the percentage changes in the value of the foreign Fund could affect the value of the notes.

For notes linked to a foreign Fund, an investment in the notes is subject to risks associated with non-U.S. securities markets.

Unless otherwise specified in the relevant terms supplement, the securities that compose the foreign Fund have been issued by non-U.S. companies. Investments in securities linked to the value of securities of non-U.S. issuers involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission (the "**SEC**") and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of these countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. These countries may be subjected to different and, in some cases, more adverse economic environments.

The economies of emerging market countries in particular face several concerns, including relatively unstable governments that may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. The risks of the economies of emerging market countries are relevant for notes linked to the foreign Fund composed of securities traded in one or more emerging market countries.

Some or all of these factors may influence the closing price for the foreign Fund. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of the Fund based on its historical performance. The price of the Fund may decrease, which may adversely affect your payment at maturity, if any.

Risks Relating to the Commodity Fund

The commodity futures contracts underlying the Commodity Fund are subject to legal and regulatory regimes that may change in ways that could have a substantial adverse effect on the value of the notes.

Futures contracts and options on futures contracts markets, including the futures contracts underlying the Commodity Fund, are subject to extensive regulation and margin requirements. The Commodity Futures Trading Commission, commonly referred to as the "**CFTC**," and the exchanges on which those futures contracts trade, are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, certain exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single five-minute trading period. These limits could adversely affect the market prices of relevant futures contracts and forward contracts. The regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. In addition, various non-U.S. governments have expressed concern regarding the disruptive effects of speculative trading in the commodity markets and the need to regulate the derivative markets in general. The effect on the value of the notes of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of noteholders.

Notably, with respect to agricultural and exempt commodities as defined in the Commodity Exchange Act (generally, physical commodities such as agricultural commodities, energy commodities and metals), the Dodd-Frank Act, which was enacted on July 21, 2010, requires the CFTC to establish limits on the amount of positions, other than bona fide hedge positions, that may be held by any person in futures contracts, options on futures contracts and other related derivatives, such as swaps, that are economically equivalent to those contracts. The Dodd-Frank Act also requires the CFTC to establish limits for each month, including related hedge exemption positions, on the aggregate number or amount of positions in contracts based upon the same underlying commodity, as defined by the CFTC, that may be held by any person, including any group or class of traders. In addition, designated contract markets and swap execution facilities, as defined in the Dodd-Frank Act, are required to establish and enforce position limits or position accountability requirements on their own markets or facilities, which must be at least as stringent as the CFTC's where CFTC limits also apply.

Pursuant to the Dodd-Frank Act requirements, on October 18, 2011 the CFTC adopted final rules to establish position limits that will apply to any one of 28 futures and options contracts and that are traded on U.S. futures exchanges and to futures, options and swaps that are economically equivalent to those contracts, as described in the rules. The limits will apply to a person's combined position across those related products. The limits cover a number of commodity futures contracts that may be held by a Commodity Fund, such as CBOT Soybeans, Soybean Meal and Wheat futures; ICE Futures US Cotton No. 2, Sugar No. 11 and Sugar No. 16 futures; NYMEX Light Sweet Crude Oil, NY Harbor No. 2 Heating Oil, NY Harbor Gasoline Blendstock and Henry Hub Natural Gas futures; and COMEX Gold, Silver and Copper futures and NYMEX Palladium and Platinum futures. The rules also narrow the existing exemption for hedge positions. The rules may interfere with our ability to enter into or maintain hedge positions to hedge our obligations under the notes.

An investment in the notes may not offer direct exposure to physical commodities.

If the notes are linked to the Commodity Fund composed of futures contracts on a commodity, the notes will reflect, in whole or in part, the return on those commodity futures contracts, not the return on the physical commodities underlying those commodity futures contracts. The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the reference commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that reflects the return on physical commodities.

The notes are not regulated by the Commodity Futures Trading Commission.

The net proceeds to be received by us from the sale of the notes will not be used to purchase or sell any commodity futures contracts or options on futures contracts for your benefit. An investment in the notes thus neither constitutes an investment in futures contracts, options on futures contracts nor a collective investment vehicle that trades in these futures contracts (*i.e.*, the notes will not constitute a direct or indirect investment by you in the futures contracts), and you will not benefit from the regulatory protections of the CFTC. Among other things, this means that we are not registered with the CFTC as a futures commission merchant and you will not benefit from the CFTC's or any other non-U.S. regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant. For example, the price you pay to purchase notes will be used by us for our own purposes and will not be subject to customer funds segregation requirements provided to customers that trade futures on an exchange regulated by the CFTC.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be subject to regulation as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator, or qualify for an exemption from the registration requirement. Because the notes will not be interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator and you will not benefit from the CFTC's or any non-U.S. regulatory authority's regulatory protections afforded to persons who invest in regulated commodity pools.

Suspension or disruptions of market trading in relevant commodity and related futures markets may adversely affect the value of the notes.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached for a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the price of the Commodity Fund and, therefore, the value of your notes.

An increase in the margin requirements for any commodity futures contracts underlying the Commodity Fund may adversely affect the value of the notes.

Futures exchanges require market participants to post collateral in order to open and keep open positions in futures contracts. If an exchange increases the amount of collateral required to be posted to hold positions in commodity futures contracts underlying the Commodity Fund, market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the price of the Commodity Fund, as applicable, to decline significantly. As a result, the value of the notes may be adversely affected.

The Commodity Fund may be subject to pronounced risks of pricing volatility.

As a general matter, the risk of low liquidity or volatile pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities. Many commodities, like those in the energy and industrial metals sectors, have liquid futures contracts that expire every month. Therefore, these contracts are rolled forward every month. Contracts based on certain other commodities, most notably agricultural and livestock products, tend to have only a few contract months each year that trade with substantial liquidity. Thus, these commodities, with related futures contracts that expire infrequently, roll forward less frequently than every month, and can have further pronounced pricing volatility during extended periods of low liquidity. The risk of aberrational liquidity or pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take delivery of the underlying commodities. In respect of the Commodity Fund that represents energy, it should be noted that due to the significant level of continuous consumption, limited reserves and oil cartel controls, energy commodities are subject to rapid price increases in the event of perceived or actual shortages. These factors (when combined or in isolation) may affect the price of futures contracts and, as a consequence, the price of the Commodity Fund and your payment at maturity or, if any.

Higher future prices of commodity futures contracts held by the Commodity Fund relative to their current prices may lead to a decrease in the payment at maturity, if any, on your notes.

The Commodity Fund holds, futures contracts on physical commodities. As the contracts underlying the Commodity Fund come to expiration, they are replaced by contracts that have a later expiration. For example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This is accomplished by selling the October contract and purchasing the November contract. This process is referred to as "rolling." Excluding other considerations, if the market for these contracts is in "contango," where the prices are higher in the distant delivery months than in the nearer delivery months, the purchase of the November contract would take place at a price that is higher than the price of the October contract, thereby creating a negative "roll yield." Moreover, many commodities have historically exhibited contango markets. The presence of contango in the commodity markets could adversely affect the price of the Commodity Fund and, accordingly, the amount payable at maturity.

Prices for the physical commodities upon which the futures contracts underlying the Commodity Fund are based may change unpredictably and affect the value of the notes in unanticipated ways.

A decrease in the price of any of the commodities upon which the futures contracts underlying the Commodity Fund are based may have a material adverse effect on the value of the notes and your return on an investment in the notes. The prices of these commodities tend to be highly volatile and may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, general weather conditions, and trade, fiscal, monetary and exchange control policies. Many commodities are also highly cyclical. These factors, some of which are specific to the market for each such commodity, as discussed below, may cause the value of the different commodities upon which the futures contracts underlying the Commodity Fund are based, as well as the futures contracts themselves, to move in inconsistent directions at inconsistent rates. This, in turn, will affect the value of the notes linked to the Commodity Fund. It is not possible to predict the aggregate effect of all or any combination of these factors. The Commodity Fund each provide one avenue for exposure to commodities. The high volatility and cyclical nature of commodity markets may render these investments inappropriate as the focus of an investment portfolio. The relevant terms supplement or any relevant underlying supplement may provide additional risk factors relating to the Commodity Fund.

Agricultural Sector

Global prices of agricultural commodities, including cocoa, coffee, corn, cotton, soybeans, sugar and wheat, are primarily affected by the global demand for and supply of those commodities, but are also significantly influenced by speculative actions and by currency exchange rates. In addition, prices for agricultural commodities are affected by governmental programs and policies regarding agriculture, as well as general trade, fiscal and exchange control policies. Extrinsic factors, such as drought, floods, general weather conditions, disease and natural disasters may also affect agricultural commodity prices. Demand for agricultural commodities, such as wheat, corn and soybeans, both for human consumption and as cattle feed, has generally increased with worldwide growth and prosperity.

Energy Sector

Global prices of energy commodities, including WTI crude oil, brent crude oil, RBOB gasoline, heating oil, gasoil and natural gas, are primarily affected by the global demand for and supply of these commodities, but are also significantly influenced by speculative actions and by currency exchange rates. In addition, prices for energy commodities are affected by governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, trade, fiscal, monetary and exchange control policies, and with respect to oil, drought, floods, weather, government intervention, environmental policies, embargoes and tariffs. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of energy commodities. Sudden disruptions in the supplies of energy commodities, such as those caused by war, natural events, accidents or acts of terrorism, may cause prices of energy commodity futures contracts to become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing energy commodities, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. In particular, supplies of crude oil may increase or decrease depending on, among other factors, production decisions by the Organization of the Oil and Petroleum Exporting Countries ("**OPEC**") and other crude oil producers. Crude oil prices are determined with significant influence by OPEC, which has the capacity to influence oil prices worldwide because its members possess a significant portion of the world's oil supply. Crude oil prices are generally more volatile and subject to dislocation than prices of other commodities. Demand for energy commodities such as oil and gasoline is generally linked to economic activity, and will tend to reflect general economic conditions.

Industrial Metals Sector

Global prices of industrial metals commodities, including aluminum, copper, lead, nickel and zinc, are primarily affected by the global demand for and supply of these commodities, but are also significantly influenced by speculative actions and by currency exchange rates. Demand for industrial metals is significantly influenced by the level of global industrial economic activity. Prices for industrial metals commodities are affected by governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, trade, fiscal, monetary and exchange control policies, general weather conditions, government intervention, embargoes and tariffs. An additional, but highly volatile, component of demand for industrial metals is adjustments to inventory in response to changes in economic activity and/or pricing levels, which will influence investment decisions in new mines and smelters. Sudden disruptions in the supplies of industrial metals, such as those caused by war, natural events, accidents, acts of terrorism, transportation problems, labor strikes and shortages of power, may cause prices of industrial metals futures contracts to become extremely volatile and unpredictable. The introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities will also affect the prices of industrial metals commodities.

Livestock Sector

Livestock commodities, including live cattle, feeder cattle and lean hogs, are "non-storable" commodities, and therefore may experience greater price volatility than traditional commodities. Global livestock commodity prices are primarily affected by the global demand for and supply of those commodities, but are also significantly influenced by speculative actions and by currency exchange rates. In addition, prices for livestock commodities are affected by governmental programs and policies regarding livestock, as well as general trade, fiscal and exchange control policies. Extrinsic factors, such as drought, floods, general weather conditions, disease (*e.g.*, Bovine Spongiform Encephalopathy, or Mad Cow Disease), availability of and prices for livestock feed and natural disasters may also affect livestock commodity prices. Demand for livestock commodities has generally increased with worldwide growth and prosperity.

Precious Metals Sector

Global prices of precious metals commodities, including gold, silver and platinum, are primarily affected by the global demand for and supply of those commodities, but are also significantly influenced by speculative actions and by currency exchange rates. Gold prices in particular are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors, such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors, such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market.

Silver prices are also subject to fluctuation and may be affected by numerous factors. These include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru. The demand for and supply of silver affect silver prices, but not necessarily in the same manner as supply and demand affect the prices of other commodities. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time-to-time, above-ground inventories of silver may also influence the silver commodities market.

Platinum prices are primarily affected by the global demand for and supply of platinum. However, since the platinum supply is very limited, any disruptions in platinum supply tend to have an exaggerated effect on the price of platinum. Key factors that may influence prices are the policies in or political stability of the most important producing countries, in particular, Russia and South Africa (which together account for over 90% of production), the size and availability of the Russian platinum stockpiles and the economic situation of the main consuming countries. Platinum is used in a variety of industries, primarily the automotive industry. Demand for platinum from the automotive industry, which uses platinum as a catalytic converter, accounts for approximately 80% of the industrial use of platinum. Platinum is also used in the chemical industry, the electronics industry and the dental industry. The primary non-industrial use of platinum is jewelry, which accounts for approximately 40% of the overall demand for platinum.

A separate underlying supplement or the relevant terms supplement may provide additional risk factors relating to the Fund.

USE OF PROCEEDS AND HEDGING

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes and the estimated cost of hedging our obligations under the notes. We may have hedged our obligations under the notes through certain affiliates or unaffiliated counterparties.

If so specified in the relevant terms supplement, each agent's commission will include the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. If the relevant terms supplement does not specify that such projected profit is included in each agent's commission, the original issue price of the notes will include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. Under these circumstances, the estimated cost of hedging will include the projected profit, which will not exceed $50.00 per $1,000 principal amount note. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement, we, through our affiliates or others, expect to hedge some or all of our anticipated exposure in connection with the notes. In addition, from time to time after we issue the notes, we, through our affiliates or others, may enter into additional hedging transactions and close out or unwind those we have entered into, in connection with the notes and possibly in connection with our or our affiliates' exposure to the Fund or the securities, commodities and commodity futures contracts underlying the Fund or the Underlying Index, if applicable. To accomplish this, we, through our affiliates or others, may take positions in the Fund or instruments the value of which is derived from the Fund or the Underlying Index, if applicable, or the securities, commodities and commodity futures contracts underlying the Fund or the Underlying Index, if applicable,. From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy that may involve taking long or short positions in the Fund or instruments the value of which is derived from the Fund, the Underlying Index, if applicable, or the securities, commodities or commodity futures contracts, underlying the Fund or the Underlying Index, if applicable, or instruments the value of which is derived from the Fund, the Underlying Index, if applicable, or the securities, commodities or commodity futures contracts underlying the Fund or the Underlying Index, if applicable.

While we cannot predict an outcome, any of these hedging activities or other trading activities of ours could potentially increase the closing price or trading price of the Fund on any day as well as the Initial Share Price for you to receive at maturity of the notes the principal amount of your notes (in addition to interest payments over the term of the notes). Although we have no reason to believe that any of these activities will have a material impact on the price of the shares of the Fund or the value of the notes, we cannot assure you that these activities will not have this effect. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines. See "Risk Factors — Risks Relating to the Notes Generally — We or our affiliates may have economic interests that are adverse to those of the holders of the notes as a result of our hedging and other trading activities" above.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. We may hedge our exposure on the notes directly or we may aggregate this exposure with other positions taken by us and our affiliates with respect to our exposure to the Fund or the securities, commodities and commodity futures contracts underlying the Fund or the Underlying Index, if applicable,. No note holder will have any rights or interest in our hedging activity or any positions that we or any unaffiliated counterparties may take in connection with our hedging activity.

THE FUND

A separate underlying supplement or the relevant terms supplement will provide additional information relating to the Fund.

Conflicts of Interest

See the relevant terms supplement, any relevant underlying supplement and "Risk Factors — Risks Relating to the Notes Generally — We or our affiliates may have economic interests that are adverse to those of the holders of the notes as a result of our business activities" for information about economic interests with respect to the Fund that we or our affiliates make may have that are adverse to your interests.

Historical performance of the Fund

We will provide historical price or level information on the Fund in the relevant terms supplement. You should not take any of those historical prices or levels as an indication of future performance. Neither we nor any of our affiliates makes any representation to you as to the performance of the Fund.

Hypothetical returns on your notes

The relevant terms supplement may include a table, chart or graph showing various hypothetical returns on your note based on a range of hypothetical Final Share Prices for a hypothetical Fund, whether the trading price or closing price, as applicable, of the hypothetical Fund on any day during the Monitoring Period, if applicable, is less than the Initial Share Price (or Share Strike Price, if applicable) by more than the Buffer Amount, if applicable, and various key assumptions shown in the relevant terms supplement, in each case assuming the investment is held from the issue date until the scheduled maturity date

Any table, chart or graph showing hypothetical returns will be provided for purposes of illustration only. It should not be viewed as an indication or prediction of future investment results. Rather, it is intended merely to illustrate the effect that various hypothetical market values of the Fund on the scheduled Valuation Date(s) could have on the hypothetical returns on your note, if held to the scheduled maturity date, calculated in the manner described in the relevant terms supplement and assuming all other variables remained constant. Any payments at maturity listed in the relevant terms supplement will be entirely hypothetical. They will be based on hypothetical Final Share Prices or closing prices or trading prices of the Fund on any day during the Monitoring Period, if applicable, in each case that may vary and on assumptions that may prove to be erroneous.

The return on your note may bear little relation to, and may be much less than, the return that you might achieve were you to invest in the Fund directly. Among other things, the return on the Fund could include substantial dividend payments, which you will not receive as an investor in your note, and an investment in the Fund is likely to have tax consequences that are different from an investment in your note.

We describe various risk factors that may affect the market value of your note, and the unpredictable nature of that market value, under "Risk Factors" above.

GENERAL TERMS OF NOTES

Calculation Agent

J.P. Morgan Securities LLC, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Initial Share Price (or Share Strike Price, if applicable), the Buffer Amount, the trading price or the closing price of the Fund on any day during the Monitoring Period, if applicable, the Share Adjustment Factor and anti-dilution adjustments, the amount of interest payable on any Interest Payment Date and the amount we will pay you at maturity as well as whether and how much the trading price (in the case of continuous monitoring) or closing price (in the case of daily monitoring) of the Fund on any day during the Monitoring Period, if applicable, and the Final Share Price are less than the Initial Share Price (or Share Strike Price, if applicable). In addition, the calculation agent will determine, among other things:

- whether a market disruption event has occurred;

- adjustments to any Share Adjustment Factor;

- whether the Fund has been delisted, liquidated or otherwise terminated, the Fund or its Underlying Index, if applicable, has been changed in a material respect or the Fund or its Underlying Index, if applicable, has been otherwise modified so that it does not, in the opinion of the calculation agent, fairly represent the price of that Fund had those changes or modifications not been made and, if applicable, which exchange-traded fund to select as a successor fund;

- the closing price of the Fund if any Valuation Date is postponed ten business days due to a market disruption event or if that day is not a trading day; and

- whether a day is an Interest Payment Date.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity and on each Interest Payment Date on or prior to 11:00 a.m., New York City time, on the business day preceding the maturity date and each Interest Payment Date.

All calculations with respect to the Initial Share Price (or Share Strike Price, if applicable), the Buffer Amount, the trading price or closing price of the Fund on any day during the Monitoring Period, if applicable, the Final Share Price, the Cash Value payable at maturity, if applicable per $1,000 principal amount note and the payment at maturity or any Interest Payment Date per $1,000 principal amount note will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, 0.76545 would be rounded up to 0.7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

Certain events may prevent the calculation agent from calculating the price of one share of the Fund at any time or the closing price of one share of the Fund on any trading day, as applicable, in each case during the Monitoring Period, or the Final Share Price and consequently, the amount, if any, that we will pay to you at maturity. These events may include disruptions or suspensions of trading in the markets as a whole.

With respect to the Fund and any relevant successor fund, a **"market disruption event,"** unless otherwise specified in the relevant terms supplement, means:

- the occurrence or existence of a suspension, absence or material limitation of trading of the shares of the Fund (or that successor fund) on the relevant exchange for the shares of the Fund (or that successor fund) for more than two hours of trading during, or during the half-hour period preceding the close of, the principal trading session on that relevant exchange;

- a breakdown or failure in the price and trade reporting systems of the relevant exchange for the shares of the Fund (or that successor fund) as a result of which the reported trading prices for the shares of the Fund (or that successor fund) during the half-hour period preceding the close of the principal trading session on that relevant exchange are materially inaccurate;

- the occurrence or existence of a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to the shares of the Fund (or that successor fund), if available, during the half-hour period preceding the close of the principal trading session in that exchange or market;

- if applicable, the occurrence or existence of a suspension, absence or material limitation of trading of securities, commodities or commodity futures contracts then constituting 20% or more of the level of the Underlying Index on the relevant exchange for those securities for more than two hours of trading during, or during the half-hour period preceding the close of, the principal trading session on that relevant exchange; or

- the occurrence or existence of a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to the Underlying Index, if any, or shares of the Fund (or that successor fund) for more than two hours of trading during, or during the half-hour period preceding the close of, the principal trading session on that exchange or market,

in each case, as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that the applicable event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

For purposes of determining whether a market disruption event with respect to the Fund (or the relevant successor fund) exists at any time, unless otherwise specified in the relevant terms supplement, if trading in a security, commodity or commodity futures contract included in the Underlying Index, if any, is materially suspended or materially limited at that time, then the relevant percentage contribution of that security, commodity or commodity futures contract to the level of the Underlying Index, if any, will be based on a comparison of (x) the portion of the level of the Underlying Index, if any, attributable to that security, commodity or commodity futures contract relative to (y) the overall level of the Underlying Index, if any, in each case immediately before that suspension or limitation.

For purposes of determining whether a market disruption event with respect to the Fund (or the relevant successor fund) has occurred, unless otherwise specified in the relevant terms supplement:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or the primary exchange or market for trading in futures or options contracts related to the shares of the Fund (or that successor fund);

- a decision to permanently discontinue trading in the relevant futures or options contract or exchange traded fund will not constitute a market disruption event;

- limitations pursuant to the rules of any relevant exchange similar to New York Stock Exchange (the "**NYSE**") Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts on the Underlying Index, if any, or shares of the Fund (or that successor fund) by the primary exchange or market for trading in those contracts by reason of:

  - a price change exceeding limits set by that exchange or market,

  - an imbalance of orders relating to those contracts or

  - a disparity in bid and ask quotes relating to those contracts

  will, in each case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Underlying Index, if any, or the shares of the Fund (or that successor fund); and

- a "suspension, absence or material limitation of trading" on the relevant exchange or on the primary exchange or market on which futures or options contracts related to the Underlying Index, if any, or the shares of the Fund (or that successor fund) are traded will not include any time when that exchange or market is itself closed for trading under ordinary circumstances.

"**Relevant exchange**" means, with respect to the Fund or any relevant successor fund, the primary exchange or market of trading for the shares of the Fund, or such relevant successor fund, as applicable, or with respect to an Underlying Index, if applicable, any security (or any combination thereof) then included in that Underlying Index.

Anti-Dilution Adjustments

The Share Adjustment Factor for the Fund (or the relevant successor fund) is subject to adjustment by the calculation agent as a result of the anti-dilution adjustments described in this section.

Unless otherwise specified below, no adjustments to the Share Adjustment Factor for the Fund (or the relevant successor fund) will be required unless the Share Adjustment Factor adjustment would require a change of at least 0.1% in the Share Adjustment Factor then in effect. The Share Adjustment Factor resulting from any of the adjustments specified in this section will be rounded to the nearest ten-thousandth with five one hundred-thousandths being rounded upward. The calculation agent will not be required to make any adjustments to the Share Adjustment Factor for the Fund (or the relevant successor fund) after the close of business on the business day immediately preceding the maturity date.

No adjustments to the Share Adjustment Factor for the Fund (or the relevant successor fund) will be required other than those specified below. The required adjustments specified in this section do not cover all events that could affect the closing price of one share of the Fund (or the relevant successor fund) on any relevant day during the term of the notes.

With respect to the Fund (or the relevant successor fund), anti-dilution adjustments will be calculated as follows:

Share Splits and Reverse Share Splits

If the shares of the Fund (or the relevant successor fund) are subject to a share split or reverse share split, then once that split has become effective, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor will equal the product of:

- the prior Share Adjustment Factor, and

- the number of shares that a holder of one share of the Fund (or that successor fund) before the effective date of the share split or reverse share split would have owned immediately following the applicable effective date.

Share Dividends or Distributions

If the Fund (or the relevant successor fund) is subject to (i) a share dividend, *i.e.*, an issuance of additional shares of the Fund (or that successor fund) that is given ratably to all or substantially all holders of shares of the Fund (or that successor fund) or (ii) a distribution of shares of the Fund (or that successor fund) as a result of the triggering of any provision of the corporate charter of the Fund (or that successor fund), then, once the dividend or distribution has become effective and the shares of the Fund (or that successor fund) are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor will equal the prior Share Adjustment Factor *plus* the product of:

- the prior Share Adjustment Factor, and

- the number of additional shares issued in the share dividend or distribution with respect to one share of the Fund (or that successor fund).

Non-Cash Dividends or Distributions

If the Fund (or the relevant successor fund) distributes shares of capital stock, evidences of indebtedness or other assets or property of the Fund (or that successor fund) to all or substantially all holders of shares of the Fund (or that successor fund) (other than (i) share dividends or distributions referred to under "— Share Splits and Reverse Share Splits" or "— Share Dividends or Distributions" above and (ii) cash dividends referred under "— Cash Dividends or Distributions" below), then, once the distribution has become effective and the shares of the Fund (or that successor fund) are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor will equal the product of:

- the prior Share Adjustment Factor, and

- a fraction, the numerator of which is the Current Market Price of one share of the Fund (or that successor fund) and the denominator of which is the amount by which the Current Market Price exceeds the Fair Market Value of that distribution.

The "**Current Market Price**" of the Fund (or the relevant successor fund) means the closing price of one share of the Fund (or that successor fund) on the trading day immediately preceding the ex-dividend date of the dividend or distribution requiring an adjustment to the Share Adjustment Factor.

With respect to the Fund, the "**Fair Market Value**" of any distribution means the value of that distribution on the ex-dividend date for that distribution, as determined by the calculation agent. If that distribution consists of property traded on the ex-dividend date on a U.S. national securities exchange, the Fair Market Value will equal the closing price of the distributed property on that ex-dividend date.

"**Ex-dividend date**," with respect to a dividend or other distribution for the Fund (or the relevant successor fund), means the first trading day on which transactions in the shares of the Fund (or that successor fund) trade on the relevant exchange without the right to receive that dividend or other distribution.

Cash Dividends or Distributions

If the Fund (or the relevant successor fund) pays dividends or makes other distributions consisting exclusively of cash to all or substantially all holders of shares of the Fund (or that successor fund) during any dividend period during the term of the notes, in an aggregate amount that, together with other cash dividends or distributions made previously during that dividend period with respect to which an adjustment to the Share Adjustment Factor has not previously been made under this "— Cash Dividends or Distributions" section, exceeds the Dividend Threshold, then, once the dividend or distribution has become effective and the shares of that Fund (or that successor fund) are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor will equal the product of:

- the prior Share Adjustment Factor, and

- a fraction, the numerator of which is the Current Market Price of one share of the Fund (or that successor fund) and the denominator of which is the amount by which the Current Market Price exceeds the aggregate amount in cash per share of the Fund (or that successor fund) distributed in that cash dividend or distribution together with any cash dividends or distributions made previously during that dividend period with respect to which an adjustment to the Share Adjustment Factor has not previously been made under this "— Cash Dividends or Distributions" section to holders of shares of that Fund (or that successor fund) in excess of the Dividend Threshold.

For the avoidance of doubt, the Share Adjustment Factor may be adjusted more than once in any particular dividend period because of cash dividends or distributions that exceed the Dividend Threshold. If the Share Adjustment Factor has been previously adjusted in a particular dividend period because of cash dividends or distributions that exceed the Dividend Threshold, subsequent adjustments will be made if the Fund (or the relevant successor fund) pays cash dividends or makes other distributions during that dividend period in an aggregate amount that, together with other cash dividends or distributions since the last adjustment to the Share Adjustment Factor (because of cash dividends or distributions that exceed the Dividend Threshold) exceeds the Dividend Threshold. Those subsequent adjustments to the Share Adjustment Factor will only take into account the cash dividends or distributions during that dividend period made since the last adjustment to the Share Adjustment Factor because of cash dividends or distributions that exceed the Dividend Threshold.

The "**Dividend Threshold**" is equal to the sum of (x) the immediately preceding cash dividend(s) or other cash distribution(s) paid in the preceding dividend period, if any, per share of the Fund (or the relevant successor fund) *plus* (y) 10% of the closing price of one share of the Fund (or that successor fund) on the trading day immediately preceding the ex-dividend date, unless otherwise specified in the relevant terms supplement.

The "**dividend period**" means any period during the term of the notes for which dividends are paid on a regular and consistent basis to shareholders of the Fund (or the relevant successor fund).

The calculation agent will be solely responsible for the determination and calculation of any adjustments to the Share Adjustment Factor and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error.

The calculation agent will provide information as to any adjustments to the Share Adjustment Factor upon written request by any investor in the notes

Discontinuation of the Fund; Alternate Calculation of Closing Price and Trading Price

Unless otherwise specified in the relevant terms supplement, if the Fund (or a successor fund (as defined below)) is delisted from the relevant exchange, liquidated or otherwise terminated, the calculation agent will substitute an exchange-traded fund that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Fund (or that successor fund) (a substitute fund being referred to in this product supplement as a **"successor fund"**). If the Fund (or a successor fund) is delisted, liquidated or otherwise terminated and the calculation agent determines that no successor fund is available, then (a) the calculation agent will, in its sole discretion, calculate the appropriate closing price of one share of the Fund by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Fund and (b) the trading price, if applicable, of the Fund at any time on any relevant day will be deemed to equal the closing price on that day, as determined by the calculation agent. If a successor fund is selected or if the calculation agent calculates a closing price by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate that Fund, that successor fund or closing price will be substituted for the Fund (or that successor fund) for all purposes of the notes.

Upon any selection by the calculation agent of a successor fund, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

Unless otherwise specified in the relevant terms supplement, if at any time, the Fund (or a successor fund) or the Underlying Index, if applicable, is changed in a material respect, or the Fund or a successor fund in any other way is modified so that it does not, in the opinion of the calculation agent, fairly represent the price of the shares of the Fund (or that successor fund) had those changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the closing price of one share of the Fund or that successor fund is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a closing price of one share of an exchange-traded fund comparable to the Fund (or that successor fund) as if those changes or modifications had not been made, and calculate the closing price with reference to the Fund (or that successor fund), as adjusted. The calculation agent may also determine that no adjustment is required by the modification of the method of calculation.

The calculation agent will be solely responsible for the method of calculating the closing price of one share of the Fund (or any successor fund) and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error.

The calculation agent will provide information as to the method of calculating the closing price of the shares of a Fund upon written request by any investor in the notes.

Events of Default

Under the heading "Description of Debt Securities — Events of Default and Waivers" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Payment upon an Event of Default

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $1,000 principal amount note upon any acceleration of the notes will be determined by the calculation agent and will be an amount in cash equal to the amount payable at maturity per $1,000 principal amount note as described under the caption "Description of Notes — Payment at Maturity," calculated as if the date of acceleration were (a) the final Valuation Date and (b) the final day of the Monitoring Period, if applicable, which amount will include any accrued and unpaid interest on the notes. If the notes have more than one Valuation Date, then for each Valuation Date scheduled to occur after the date of acceleration, the trading days immediately preceding the date of acceleration (in such number equal to the number of Valuation Dates in excess of one) will be the corresponding Valuation Dates, unless otherwise specified in the relevant terms supplement. Unless otherwise specified in the relevant terms supplement, upon any acceleration of the notes, any interest will be calculated on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed from and including the previous Interest Payment Date for which interest was paid.

If the maturity of the notes is accelerated because of an event of default as described above, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued only as fully registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the heading "Description of Notes — Forms of Notes" and in the accompanying prospectus under the heading "Forms of Securities — Book-Entry System."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York Mellon in The City of New York.

The Bank of New York Mellon or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York Mellon will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York Mellon, but upon payment (with the giving of such indemnity as The Bank of New York Mellon may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of the notes. It applies to you only if you are an initial holder of a note purchasing the note at its issue price for cash and if you hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstances or if you are a holder subject to special treatment under the U.S. federal income tax laws, such as:

- a financial institution;

- a "regulated investment company" as defined in Code Section 851;

- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;

- a dealer in securities;

- a person holding a note as part of a "straddle" or conversion transaction or who has entered into a "constructive sale" with respect to a note;

- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

- a trader in securities who elects to apply a mark-to-market method of tax accounting; or

- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this product supplement, changes to any of which, subsequent to the date of this product supplement, may affect the tax consequences described herein. The effects of any applicable state, local or foreign tax laws are not discussed. **You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative treatments of the notes), as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.**

Tax Treatment of the Notes

Unless otherwise indicated in the relevant terms supplement, insofar as we have tax reporting responsibilities with respect to your notes, we expect (in the absence of an administrative determination or judicial ruling to the contrary) to treat them for U.S. federal income tax purposes as units each comprising (i) a cash-settled put option written by you (a "Put Option") to us with respect to the Fund and (ii) a deposit of $1,000 per $1,000 principal amount note to secure your potential obligation under the Put Option (the "Deposit"). Under this approach, a portion of each interest payment made with respect to the notes will be treated as interest on the Deposit, and the remainder as premium paid to you in consideration of your entry into the Put Option (a "Put Premium"). We will specify in the relevant terms supplement the portion of each interest payment that we will allocate to interest on the Deposit and to Put Premium, respectively.

At the time of the relevant offering, we may seek an opinion of counsel regarding the tax consequences of owning and disposing of the notes. In this event, whether or not counsel is able to opine regarding the correctness of the treatment of the notes described above, we expect that counsel will be able to opine that the following are the material tax consequences of owning and disposing of the notes if the treatment of the notes described above is respected, as well as material tax consequences that may apply if it is not respected. The following discussion assumes this treatment is respected, except where otherwise indicated. The relevant terms supplement may indicate other issues applicable to a particular offering of notes.

Tax Consequences to U.S. Holders

You are a "U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

- a citizen or individual resident of the United States;
- a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Notes with a Term of Not More than One Year

If the term of the notes (including either the issue date or the last possible date that the notes could be outstanding, but not both) is not more than one year, the following discussion applies.

Tax Treatment as Units Each Comprising a Put Option and a Deposit

If the treatment of the notes as units each comprising a Put Option and a Deposit is respected, the following is a discussion of the material U.S. federal income tax consequences of owning and disposing of the notes.

Tax Treatment of Interest Payments. Because the term of the notes is not more than one year, the Deposit will be treated as a short-term obligation for U.S. federal income tax purposes. Under the applicable Treasury regulations, the Deposit will be treated as being issued at a discount equal to the sum of all interest payments to be made with respect to the Deposit. Accordingly, accrual-method holders, and cash-method holders who so elect, will be required to include the discount in income as it accrues on a straight-line basis, unless they elect to accrue the discount on a constant-yield method based on daily compounding. Cash-method holders who do not elect to accrue the discount in income currently will be required to include interest paid on the Deposit upon its receipt. Additionally, cash-method holders who do not elect to accrue the discount in income currently will be required to defer deductions for interest paid on any indebtedness incurred to purchase or carry their notes in amounts not exceeding accrued discount that has not been included in income.

Put Premium will be taken into account as described below.

Sale or Exchange of a Note. Upon sale or exchange of a note prior to maturity, you generally will be required to recognize an amount of short-term capital gain or loss equal to the difference between (i) the proceeds received minus the amount of accrued but unpaid discount on the Deposit and (ii) the purchase price you paid for the note minus the total Put Premium you have received from us. This amount represents the net of the gain or loss attributable to the termination of the Put Option and the gain or loss attributable to the sale of the Deposit. You will recognize interest income with respect to accrued discount on the Deposit that you have not previously included in income. You should consult your tax adviser regarding the separate determination of gain or loss with respect to the Put Option and the Deposit.

Tax Treatment at Maturity. If a note is held to maturity and the Put Option expires unexercised (*i.e.*, you receive a cash payment at maturity equal to the amount of the Deposit plus the final interest payment, which will be treated as described above), you will recognize short-term capital gain equal to the sum of all Put Premium payments received.

If a note is held to maturity and the Put Option is exercised (*i.e.*, you receive the Cash Value, plus the final interest payment, which will be treated as described above), you will be deemed to have applied a portion of the Deposit toward the cash settlement of the Put Option. In that case, you will recognize short-term capital gain or loss in an amount equal to the difference between (i) the Cash Value plus the total Put Premium received and (ii) the Deposit.

Other Possible Tax Treatments

The IRS might treat the notes as indivisible debt instruments, despite the uncertainty as to what you will receive at maturity. In this event, while they would be subject to the general rules applicable to the Deposit that are described above, a number of aspects of this treatment would be uncertain because the amount due at maturity is not fixed. In addition, you could be subject to special reporting requirements if any loss exceeded certain thresholds.

In 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, or whether the scope of the notice extends to short-term instruments such as the notes, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for U.S. Holders of short-term notes are the timing and character of income or loss (including whether the Put Premium might be currently included as ordinary income). You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Notes with a Term of More than One Year

If the term of the notes (including either the issue date or the last possible date that the notes could be outstanding, but not both) is more than one year, the following discussion applies.

Tax Treatment as Units Each Comprising a Put Option and a Deposit

If the treatment of the notes as units each comprising a Put Option and a Deposit is respected, the following is a discussion of the material U.S. federal income tax consequences of owning and disposing of the notes.

Tax Treatment of Interest Payments. Interest paid with respect to the Deposit will be taxable to you as ordinary income at the time it accrues or is received, in accordance with your method of accounting for federal income tax purposes.

Put Premium will be taken into account as described below.

Sale or Exchange of a Note. Upon sale or exchange of a note prior to maturity, you should apportion the amount realized between the Deposit and the Put Option based on their respective values on the date of sale or exchange. The amount of capital gain or loss on the Deposit will equal the amount realized that is attributable to the Deposit (excluding any amount attributable to the accrued but unpaid interest on the Deposit, which will be treated as a payment of interest), minus your tax basis in the Deposit. That gain or loss will be long-term capital gain or loss if the note was held for more than one year.

If the value of the Deposit on the date of sale or exchange of a note does not exceed the amount realized on the sale or exchange, any amount realized that is attributable to the Put Option, together with the total Put Premium received over the term of the notes, will be treated as short-term capital gain or loss.

If the value of the Deposit on the date of sale or exchange exceeds the amount realized on the sale or exchange of the note, you will be treated as having (i) sold or exchanged the Deposit for an amount equal to its value on that date and (ii) made a payment to the purchaser of the note equal to the amount of this excess, in exchange for the purchaser's assumption of the Put Option. In this case, you will be required to recognize short-term capital gain or loss in respect of the Put Option equal to the total Put Premium received over the term of the note minus the amount deemed to be paid by you in exchange for the purchaser's assumption of the Put Option.

Tax Treatment at Maturity. If a note is held to maturity and the Put Option expires unexercised (*i.e.*, you receive a cash payment at maturity equal to the amount of the Deposit plus the final interest payment, which will be treated as described above), you will recognize short-term capital gain equal to the sum of all Put Premium payments received.

If a note is held to maturity and the Put Option is exercised (*i.e.*, you receive the Cash Value, plus the final interest payment, which will be treated as described above), you will be deemed to have applied a portion of the Deposit toward the cash settlement of the Put Option. In that case, you will recognize short-term capital gain or loss in an amount equal to the difference between (i) the Cash Value plus the total Put Premium received and (ii) the Deposit.

Other Possible Tax Treatments

The IRS might treat the notes as "contingent payment debt instruments." In that event, regardless of whether you are an accrual-method or cash-method taxpayer, (i) in each year that you hold your notes, you will be required to accrue into income original issue discount on your notes at our "comparable yield" for similar noncontingent debt, determined at the time of the issuance of the notes and (ii) any income recognized at expiration or upon sale or exchange of your notes (including redemption at maturity) will generally be treated as interest income. In addition, you could be subject to special reporting requirements if any loss exceeded certain thresholds. You should consult your tax adviser regarding these issues.

Alternatively, the notice described above in "— Notes with a Term of Not More than One Year— Other Possible Tax Treatments" may apply to your notes. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for U.S. Holders of the notes are the timing and character of income or loss (including whether the Put Premium might be currently included as ordinary income).

Tax Consequences to Non-U.S. Holders

You are a "Non-U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

- a nonresident alien individual;

- a foreign corporation; or

- a foreign estate or trust.

You are not a "Non-U.S. Holder" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a note (including redemption at maturity).

Any income or gain from a note should not be subject to U.S. federal income tax (including withholding tax) if you provide a properly completed IRS Form W-8BEN and these amounts are not effectively connected with your conduct of a U.S. trade or business. However, among the issues addressed in the notice described above in "—Tax Consequences to U.S. Holders" is the degree, if any, to which income with respect to instruments described therein should be subject to U.S. withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the withholding tax consequences of an investment in the notes, possibly with retroactive effect.

If you are engaged in a U.S. trade or business, and if income or gain from a note is effectively connected with your conduct of that trade or business, although exempt from the withholding tax discussed above, you generally will be taxed in the same manner as a U.S. Holder. You will not be subject to withholding if you provide a properly completed IRS Form W-8ECI. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Recent Legislation

Recent legislation generally imposes a withholding tax of 30% on payments to certain foreign entities (including financial intermediaries) with respect to certain financial instruments issued after March 18, 2012, unless various U.S. information reporting and due diligence requirements (that are in addition to, and potentially significantly more onerous than, the requirement to deliver an IRS Form W-8BEN) have been satisfied. Pursuant to published guidance from Treasury and the IRS, this legislation will apply to payments of interest made after December 31, 2013 and to payments of gross proceeds of the sales of certain financial instruments made after December 31, 2014. This legislation likely will apply to both the interest payments and gross proceeds from the disposition of notes issued after March 18, 2012.

Federal Estate Tax

Individual Non-U.S. Holders, and entities the property of which is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisers regarding the U.S. federal estate tax consequences of investing in a note.

Backup Withholding and Information Reporting

You may be subject to information reporting. You may also be subject to backup withholding on payments in respect of your securities unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you provide a properly completed IRS Form W-8 appropriate to your circumstances. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF NOTES ARE UNCLEAR. YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities LLC, as agent (an **"Agent"** or **"JPMS"**), and certain other agents that are or may become party to the Master Agency Agreement, as amended or supplemented, from time to time (each an **"Agent"** and collectively with JPMS, the **"Agents"**), JPMS has agreed and any additional Agents will agree to use reasonable efforts to solicit offers to purchase the principal amount of notes set forth in the cover page of the relevant terms supplement. We will have the sole right to accept offers to purchase the notes and may reject any offer in whole or in part. Each Agent may reject, in whole or in part, any offer it solicited to purchase notes. We will pay an Agent, in connection with sales of these notes resulting from a solicitation that Agent made or an offer to purchase the Agent received, a commission as set forth in the relevant terms supplement. An Agent will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement.

We may also sell notes to an Agent as principal for its own account at discounts to be agreed upon at the time of sale as disclosed in the relevant terms supplement. That Agent may resell notes to investors and other purchasers at a fixed offering price or at prevailing market prices, or prices related thereto at the time of resale or otherwise, as that Agent determines and as we will specify in the relevant terms supplement. An Agent may offer the notes it has purchased as principal to other dealers. That Agent may sell the notes to any dealer at a discount and, unless otherwise specified in the relevant terms supplement, the discount allowed to any dealer will not be in excess of the discount that Agent will receive from us. After the initial public offering of notes that the Agent is to resell on a fixed public offering price basis, the Agent may change the public offering price, concession and discount.

Our affiliates, including JPMS, may use this product supplement no. 14-I, any related underlying supplement and the accompanying prospectus supplement, prospectus or terms supplement in connection with offers and sales of the notes in the secondary market. JPMS or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

Unless otherwise specified in the relevant terms supplement, there is currently no public trading market for the notes. In addition, unless otherwise specified in the relevant terms supplement, we have not applied and do not intend to apply to list the notes on any securities exchange or to have the notes quoted on a quotation system. JPMS may act as a market maker for the notes. However, JPMS is not obligated to do so and may discontinue any market-making in the notes at any time in its sole discretion. Therefore, we cannot assure you that a liquid trading market for the notes will develop, that you will be able to sell your notes at a particular time or that the price you receive if you sell your notes will be favorable.

In connection with an offering of the notes, JPMS may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position for JPMS. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If JPMS engages in stabilizing or syndicate covering transactions, it may discontinue them at any time.

Certain of the Agents engage in transactions with and perform services for us and our subsidiaries in the ordinary course of business.

No action has been or will be taken by us, JPMS or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. 14-I, any related underlying supplement or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. 14-I, any related underlying supplement or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed that it will not offer or sell the notes in any non-U.S. jurisdiction (i) if that offer or sale would not be in compliance with any applicable law or regulation or (ii) if any consent, approval or permission is needed for that offer or sale by that Agent or for or on our behalf, unless the consent, approval or permission has been previously obtained. We will have no responsibility for, and the applicable Agent will obtain, any consent, approval or permission required by that Agent for the subscription, offer, sale or delivery by that Agent of the notes, or the distribution of any offering materials, under the laws and regulations in force in any non-U.S. jurisdiction to which that Agent is subject or in or from which that Agent makes any subscription, offer, sale or delivery. For additional information regarding selling restrictions, please see "Notice to Investors" in this product supplement.

Unless otherwise specified in the relevant terms supplement, the settlement date for the notes will be the third business day following the pricing date (which is referred to as a "T+3" settlement cycle).

Conflicts of Interest

We own, directly or indirectly, all of the outstanding equity securities of JPMS. The net proceeds received from the sale of the notes will be used, in part, by JPMS or its affiliates in connection with hedging our obligations under the notes. The underwriting arrangements for an offering of the notes will comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with FINRA Rule 5121, neither JPMS nor any other affiliated Agent of ours may make sales in an offering of the notes to any of its discretionary accounts without the specific written approval of the customer.

NOTICE TO INVESTORS

We will offer to sell, and will seek offers to buy, the notes only in jurisdictions where offers and sales are permitted. None of the accompanying prospectus supplement and prospectus, this product supplement no. 14-I, any related underlying supplement and the terms supplement (each, a "**Disclosure Document**" and, collectively, the "**Disclosure Documents**") will constitute an offer to sell, or a solicitation of an offer to buy, the notes by any person in any jurisdiction in which it is unlawful for that person to make an offer or solicitation. Neither the delivery of any Disclosure Document nor any sale made thereunder implies that our affairs have not changed or that the information in any Disclosure Document is correct as of any date after the date thereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of the Disclosure Documents and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make those purchases, offers or sales.

Argentina

The notes have not been and will not be authorized by the *Comisión Nacional de Valores* (the "CNV") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including, but not limited to, personal offerings, written materials, advertisements, the internet or the media, in circumstances that constitute a public offering of securities under Argentine Law No. 17,811, as amended (the "Argentine Public Offering Law").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

(i)   Targeted investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment.

(ii)   Investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication.

(iii)   The number of contacted investors should be relatively small.

(iv)   Investors should receive complete and precise information on the proposed investment.

(v)   Any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient.

(vi)   The documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina.

(vii) The aforementioned documents or materials should also contain a statement prohibiting the re-sale or re-placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

The Bahamas

The notes will not be offered or sold in or into The Bahamas except in circumstances that do not constitute a "public offering" according to the Securities Industry Act, 1999. The offer of the notes, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas. Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any notes.

Bermuda

The Disclosure Documents have not been and will not be registered or filed with any regulatory authority in Bermuda. The offering of the notes pursuant to the Disclosure Documents to persons resident in Bermuda is not prohibited, *provided* we are not thereby carrying on business in Bermuda.

Brazil

The notes have not been and will not be registered with the "*Comissão de Valores Mobiliários*" — the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations. The notes are not being offered into Brazil. Documents relating to an offering of the notes, including the Disclosure Documents, as well as the information contained therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the notes to the public in Brazil.

British Virgin Islands

The notes may not be offered in the British Virgin Islands unless we or the person offering the notes on our behalf is licensed to carry on business in the British Virgin Islands. We are not licensed to carry on business in the British Virgin Islands. The notes may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction. A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

Cayman Islands

The Disclosure Documents and the notes have not been and will not be registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of the Disclosure Documents. The notes will not be offered or sold, directly or indirectly, in the Cayman Islands.

Chile

The Agents, we and the notes have not been and will not be registered with the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Insurance Commission) pursuant to *Ley No. 18,045 de Mercado de Valores* (the "Chilean Securities Act"), as amended, of the Republic of Chile and, accordingly, the notes will not be offered or sold within Chile or to, or for the account of benefit of, persons in Chile, except in circumstances that will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the notes, except in circumstances that will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The notes will be sold only to specific buyers, each of which will be deemed upon purchase:

(i)   to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the notes;

(ii)   to agree that it will only resell the notes in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the notes are transferred a notice substantially to the effect of this selling restriction;

(iii)   to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the notes; and

(iv)   to acknowledge that it has not relied upon advice from any Agent and/or us, or our respective affiliates, regarding the determination of the convenience or suitability of notes as an investment for the buyer or any other person; and that it has taken and relied upon independent legal, regulatory, tax and accounting advice.

Colombia

The notes have not been and will not be registered in the National Securities Registry of Colombia (*Registro Nacional de Valores y Emisores*) kept by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*) or in the Colombian Stock Exchange (*Bolsa de Valores de Colombia*). Therefore, the notes will not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (*Sala General de la Superintendencia de Valores*), as amended from time to time.

If the notes are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the notes must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the notes should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety-nine (99) persons, including but not limited to:

(i)   any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements;

(ii)   any offer or sale of the notes at offices or branches open to the public;

(iii)   use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the notes; or

(iv)   use (a) non-solicited emails or (b) email distribution lists to market the notes.

The Disclosure Documents are for your sole and exclusive use, including any of your shareholders, administrators or employees, as applicable. You acknowledge the Colombian laws and regulations (specifically foreign exchange and tax regulations) applicable to any transaction or investment consummated pursuant thereto and represent that you are the sole liable party for full compliance with those laws and regulations.

El Salvador

The notes may not be offered to the general public in El Salvador, and according to Article 2 of the *Ley de Mercado de Valores* (Securities Market Law) of the Republic of El Salvador, Legislative Decree number 809 dated 16 February 1994, published on the *Diario Oficial* (Official Gazette) number 73-BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the notes to indeterminate individuals, nor will it make known any Disclosure Document in the territory of El Salvador through any mass media communication such as television, radio, press or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, that are not directed to the Salvadoran public. The offering of the notes will not be registered with an authorized stock exchange in the Republic of El Salvador. Any negotiation for the purchase or sale of notes in the Republic of El Salvador will be negotiated only on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the Salvadoran Securities Market Law, and will, in any event, be effected in accordance with all securities, tax and exchange control of the Dominican Republic, Central America, and United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a "Relevant Member State"), each Agent has represented and agreed, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it will not make an offer of the notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of the notes to the public in that Relevant Member State:

(i)   at any time to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(ii)   at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Agent; or

(iii)   at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no offer of notes will require us or any Agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of the notes to the public" in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

This European Economic Area selling restriction is in addition to any other selling restrictions set out herein.

Hong Kong

Each Agent has represented and agreed that:

(i)   it will not offer or sell in Hong Kong, by means of any document, the notes (except for notes which are a "structured product" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong) other than (a) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance; or (b) in other circumstances that do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or that do not constitute an offer to the public within the meaning of that Ordinance; and

(ii)   it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the notes that is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes that are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of the notes that would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

Mexico

The notes have not been and will not be registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and therefore, may not be offered or sold publicly in the United Mexican States. The Disclosure Documents may not be publicly distributed in the United Mexican States. The notes may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

The Netherlands

Each Agent has represented and agreed that with effect from and including January 1, 2012, it will not make an offer of notes that are the subject of the offering contemplated by the Disclosure Documents to the public in The Netherlands in reliance on Article 3(2) of the Prospectus Directive if and to the extent article 5:20(5) of the Dutch Financial Supervision Act (Wet op het financieel toezicht, the "DFSA") will be applied, unless such offer is made exclusively to qualified investors in The Netherlands as defined in the Prospectus Directive, *provided* that no offer of the notes will require us or any Agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expressions (i) an "offer of notes to the public" in The Netherlands; and (ii) "Prospectus Directive" have the meaning given to them above under the section entitled "European Economic Area."

Panama

The notes have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "Panamanian Securities Law") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The notes do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Peru

The notes have not been and will not be registered with or approved by the regulator of the Peruvian securities market or the stock exchange. Accordingly, the notes will be offered only to institutional investors (as defined by the Peruvian Securities Market Law — "*Ley de Mercado de Valores*" enacted by Legislative Decree No. 861 — Unified Text of the Law approved by Supreme Decree No. 093-2002-EF) and not to the public in general or a segment of it. The placement of the notes shall comply with article 5 of the Peruvian Securities Market Law.

Singapore

None of the Disclosure Documents has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the Disclosure Documents and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or to any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person, which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust will not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; or (4) as specified in Section 276(7) of the SFA.

Switzerland

The Disclosure Documents are not intended to constitute an offer or solicitation to purchase or invest in the notes described therein. The notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither the Disclosure Documents nor any other offering or marketing material relating to the notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or the Swiss Collective Investment Scheme Act, and neither the Disclosure Documents nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

Neither the Disclosure Documents nor any other offering or marketing material relating to us, the offering or the notes have been or will be filed with or approved by any Swiss regulatory authority. The notes are not subject to the supervision by any Swiss regulatory authority, *e.g.*, the Swiss Financial Markets Supervisory Authority (FINMA), and investors in the notes will not benefit from protection or supervision by any such authority.

United Kingdom

Each Agent has represented and agreed that:

(a) in relation to any notes that have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Uruguay

The offering of notes in Uruguay constitutes a private offering and each Agent has agreed that the notes and we will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

Venezuela

The notes will not be registered with the Venezuelan National Securities Commission (*Comisión Nacional de Valores*) and will not be publicly offered in Venezuela. No document related to the offering of the notes shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the notes may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (*Banco Central de Venezuela*) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "**ERISA Plans**") should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the "**Code**") prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, "**Plans**"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under Section 4975 of the Code (in either case, "Parties in Interest") with respect to such Plans. As a result of our business, we, and our current and future affiliates, may be Parties in Interest with respect to many Plans. Where we (or our affiliate) are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless statutory or administrative exemptive relief were available.

Certain prohibited transaction class exemptions ("**PTCEs**") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the notes and related lending transactions, provided that neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called "service provider exemption"). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the notes.

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "**plan assets**" by reason of any Plan's investment in the entity (a "**Plan Asset Entity**") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase or holding of the notes that (a) it is not a Plan and its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Certain governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) ("**Non-ERISA Arrangements**") are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations ("Similar Laws"). Accordingly, each such purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14, the service provider exemption or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The notes are contractual financial instruments. The financial exposure provided by the notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Each purchaser or holder of any notes acknowledges and agrees that:

(i) the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the notes, (B) the purchaser or holder's investment in the notes, or (C) the exercise of or failure to exercise any rights we have under or with respect to the notes;

(ii) we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the notes and (B) all hedging transactions in connection with our obligations under the notes;

(iii) any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv) our interests are adverse to the interests of the purchaser or holder; and

(v) neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment is appropriate for, or meets all relevant legal requirements with respect to investments by, Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.